Exhibit 99.1

Tuniu Announces Unaudited Third Quarter 2024 Financial Results

NANJING, China, December 5, 2024 - Tuniu Corporation (NASDAQ: TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, today announced its unaudited financial results for the third quarter ended September 30, 2024.

"We are pleased to see that Tuniu continued to maintain profitable growth in the third quarter of 2024, reaching our highest quarterly profit since our listing." said Mr. Donald Dunde Yu, Tuniu’s founder, Chairman and Chief Executive Officer. "This quarter, our core packaged tours business continued its steady growth. In the face of greater and more diversified peak season demand, we expanded our product and destination offerings to provide more varied and personalized services for a wider range of customers. We also closely followed changes in consumer habits and further developed our ‘travel + new media’ marketing model, integrating services with technology to continually enhance user experience to attract more customers. Looking ahead, we remain committed to delivering outstanding customer experiences while striving to promote high-quality development for the company."

Third Quarter 2024 Results

Net revenues were RMB186.0 million (US$26.5 million1) in the third quarter of 2024, representing a year-over-year increase of 4.4% from the corresponding period in 2023.

•	Revenues from packaged tours were RMB 159.3 million (US$22.7 million) in the third quarter of 2024, representing a year-over-year increase of 6.2% from the corresponding period in 2023. The increase was primarily due to the growth of organized tours.

•	Other revenues were RMB26.7 million (US$3.8 million) in the third quarter of 2024, representing a year-over-year decrease of 5.1% from the corresponding period in 2023. The decrease was primarily due to the decrease in the fees for advertising services provided to tourism boards and bureaus.

Cost of revenues was RMB64.2 million (US$9.2 million) in the third quarter of 2024, representing a year-over-year increase of 1.2% from the corresponding period in 2023. As a percentage of net revenues, cost of revenues was 34.5% in the third quarter of 2024, compared to 35.6% in the corresponding period in 2023.

Gross profit was RMB121.8 million (US$17.4 million) in the third quarter of 2024, representing a year-over-year increase of 6.1% from the corresponding period in 2023.

1 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB 7.0176 on September 30, 2024 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/default.htm.

Operating expenses were RMB92.6 million (US$13.2 million) in the third quarter of 2024, representing a year-over-year increase of 11.5% from the corresponding period in 2023.

•	Research and product development expenses were RMB13.6 million (US$1.9 million) in the third quarter of 2024, representing a year-over-year decrease of 25.9%. The decrease was primarily due to the decrease in research and product development personnel related expenses. Research and product development expenses as a percentage of net revenues were 7.3% in the third quarter of 2024, decreasing from 10.3% as a percentage of net revenues in the corresponding period in 2023.

•	Sales and marketing expenses were RMB60.6 million (US$8.6 million) in the third quarter of 2024, representing a year-over-year increase of 53.0%. The increase was primarily due to the increase in promotion expenses. Sales and marketing expenses as a percentage of net revenues were 32.6% in the third quarter of 2024, increasing from 22.2% as a percentage of net revenues in the corresponding period in 2023.

•	General and administrative expenses were RMB18.6 million (US$2.7 million) in the third quarter of 2024, representing a year-over-year decrease of 31.3%. The decrease was primarily due to the reversal of allowance for doubtful accounts. General and administrative expenses as a percentage of net revenues were 10.0% in the third quarter of 2024, decreasing from 15.2% as a percentage of net revenues in the corresponding period in 2023.

Income from operations was RMB29.2 million (US$4.2 million) in the third quarter of 2024, compared to an income from operations of RMB31.7 million in the third quarter of 2023. Non-GAAP2 income from operations, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB31.3 million (US$4.5 million) in the third quarter of 2024.

Net income was RMB43.9 million (US$6.3 million) in the third quarter of 2024, compared to a net income of RMB39.1 million in the third quarter of 2023. Non-GAAP net income, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB46.0 million (US$6.6 million) in the third quarter of 2024.

Net income attributable to ordinary shareholders of Tuniu Corporation was RMB44.4 million (US$6.3 million) in the third quarter of 2024, compared to a net income attributable to ordinary shareholders of Tuniu Corporation of RMB39.4 million in the third quarter of 2023. Non-GAAP net income attributable to ordinary shareholders of Tuniu Corporation, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB46.6 million (US$6.6 million) in the third quarter of 2024.

As of September 30, 2024, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB1.3 billion (US$185.8 million).

2 The section below entitled "About Non-GAAP Financial Measures" provides information about the use of Non-GAAP financial measures in this press release, and the table captioned “Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release reconciles Non-GAAP financial information with the Company's financial results under GAAP.

Business Outlook

For the fourth quarter of 2024, Tuniu expects to generate RMB100.0 million to RMB105.0 million of net revenues, which represents a 0% to 5% increase year-over-year compared with net revenues in the corresponding period in 2023. This forecast reflects Tuniu's current and preliminary view on the industry and its operations, which is subject to change.

Share Repurchase Update

In March 2024, the Company's Board of Directors authorized a share repurchase program under which the Company may repurchase up to US$10 million worth of its ordinary shares or American depositary shares representing ordinary shares. As of November 30, 2024, the Company had repurchased an aggregate of approximately 6.2 million ADSs for approximately US$5.6 million from the open market under the share repurchase program.

Conference Call Information

Tuniu’s management will hold an earnings conference call at 8:00 am U.S. Eastern Time, on December 5, 2024, (9:00 pm, Beijing/Hong Kong Time, on December 5, 2024) to discuss the third quarter 2024 financial results.

To participate in the conference call, please dial the following numbers:

United States	1-888-346-8982
Hong Kong	852-301-84992
Mainland China	4001-201203
International	1-412-902-4272

Conference ID: Tuniu 3Q 2024 Earnings Conference Call

A telephone replay will be available one hour after the end of the conference call through December 12, 2024. The dial-in details are as follows:

United States	1-877-344-7529
International	1-412-317-0088

Replay Access Code: 6264965

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (Nasdaq: TOUR) is a leading online leisure travel company in China that offers integrated travel service with a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including a dedicated team of professional customer service representatives, 24/7 call centers, extensive networks of offline retail stores and self-operated local tour operators. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; Tuniu’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; government policies and regulations relating to Tuniu’s structure, business and industry; the impact of health epidemics on Tuniu’s business operations, the travel industry and the economy of China and elsewhere generally; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company has provided non-GAAP information related to income from operations, net income, net income attributable to ordinary shareholders of Tuniu Corporation, which excludes share-based compensation expenses, amortization of acquired intangible assets and net gain on disposals of subsidiaries. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We believe that the non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. Tuniu encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP Results" set forth at the end of this press release.

For investor and media inquiries, please contact:

China

Mary Chen

Investor Relations Director

Tuniu Corporation

Phone: +86-25-6960-9988

E-mail: ir@tuniu.com

(Financial Tables Follow)

Tuniu Corporation

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except per share information)

	December 31, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	378,989	401,925	57,274
Restricted cash	65,902	24,946	3,555
Short-term investments	777,890	877,088	124,984
Accounts receivable, net	41,633	61,616	8,780
Amounts due from related parties	9,515	221	31
Prepayments and other current assets	234,189	224,144	31,940
Total current assets	1,508,118	1,589,940	226,564

Non-current assets
Long-term investments	209,819	210,991	30,066
Property and equipment, net	57,479	53,408	7,611
Intangible assets, net	26,091	23,154	3,299
Land use right, net	90,529	88,983	12,680
Operating lease right-of-use assets, net	12,484	9,892	1,410
Other non-current assets	55,960	30,548	4,353
Total non-current assets	452,362	416,976	59,419
Total assets	1,960,480	2,006,916	285,983

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities
Short-term borrowings	7,277	35	5
Accounts and notes payable	317,104	397,331	56,619
Amounts due to related parties	6,405	8,723	1,243
Salary and welfare payable	21,401	20,778	2,961
Taxes payable	4,305	2,265	323
Advances from customers	270,197	178,258	25,402
Operating lease liabilities, current	2,709	3,117	444
Accrued expenses and other current liabilities	329,481	323,590	46,110
Total current liabilities	958,879	934,097	133,107

Non-current liabilities
Operating lease liabilities, non-current	5,348	3,465	494
Deferred tax liabilities	6,027	5,338	761
Long-term borrowings	10,395	-	-
Total non-current liabilities	21,770	8,803	1,255
Total liabilities	980,649	942,900	134,362

Redeemable noncontrolling interests	27,200	27,200	3,876

Equity
Ordinary shares	249	249	35
Less: Treasury stock	(285,983)	(316,943)	(45,164)
Additional paid-in capital	9,138,720	9,145,624	1,303,241
Accumulated other comprehensive income	305,416	304,892	43,447
Accumulated deficit	(8,127,552)	(8,026,171)	(1,143,720)
Total Tuniu Corporation shareholders’ equity	1,030,850	1,107,651	157,839
Noncontrolling interests	(78,219)	(70,835)	(10,094)
Total equity	952,631	1,036,816	147,745
Total liabilities, redeemable noncontrolling interests and equity	1,960,480	2,006,916	285,983

Tuniu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except per share information)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	September 30, 2023	June 30, 2024	September 30, 2024	September 30, 2024
	RMB	RMB	RMB	US$
Revenues
Packaged tours	150,052	89,782	159,289	22,699
Others	28,139	27,155	26,706	3,806
Net revenues	178,191	116,937	185,995	26,505
Cost of revenues	(63,424)	(32,530)	(64,212)	(9,150)
Gross profit	114,767	84,407	121,783	17,355

Operating expenses
Research and product development	(18,400)	(12,693)	(13,640)	(1,944)
Sales and marketing	(39,583)	(40,222)	(60,578)	(8,632)
General and administrative	(27,089)	(21,737)	(18,600)	(2,650)
Other operating income	2,005	24,735	202	29
Total operating expenses	(83,067)	(49,917)	(92,616)	(13,197)
Income from operations	31,700	34,490	29,167	4,158
Other income/(expenses)
Interest and investment income, net	7,397	8,221	7,213	1,028
Interest expense	(1,102)	(1,230)	(865)	(123)
Foreign exchange gains/(losses), net	1,983	(1,282)	1,115	159
Other income, net	1,687	1,822	6,931	988
Income before income tax expense	41,665	42,021	43,561	6,210
Income tax loss	(964)	(459)	(159)	(23)
Equity in (loss)/income of affiliates	(1,630)	1,438	464	66
Net income	39,071	43,000	43,866	6,253
Net loss attributable to noncontrolling interests	(332)	(22)	(582)	(83)
Net income attributable to ordinary shareholders of Tuniu Corporation	39,403	43,022	44,448	6,336

Net income	39,071	43,000	43,866	6,253
Other comprehensive (loss)/income:
Foreign currency translation adjustment, net of nil tax	(1,413)	4,301	(6,859)	(977)
Comprehensive income	37,658	47,301	37,007	5,276

Net income per ordinary share attributable to ordinary shareholders - basic and diluted	0.11	0.12	0.12	0.02
Net income per ADS - basic and diluted*	0.33	0.36	0.36	0.06

Weighted average number of ordinary shares used in computing basic income per share	371,473,030	363,061,543	357,427,106	357,427,106
Weighted average number of ordinary shares used in computing diluted income per share	374,615,685	365,317,172	359,607,726	359,607,726

Share-based compensation expenses included are as follows：
Cost of revenues	79	65	65	9
Research and product development	79	65	65	9
Sales and marketing	43	31	32	5
General and administrative	5,356	1,429	1,246	178
Total	5,557	1,590	1,408	201

*Each ADS represents three of the Company's ordinary shares.

Reconciliations  of GAAP and Non-GAAP Results

(All amounts in thousands, except per share information)

	Quarter Ended September 30, 2024
		Share-based	Amortization of acquired	Net gain on	Non-GAAP
	GAAP Result	Compensation	intangible assets	disposals of subsidiaries	Result
Income from operations	29,167	1,408	764	-	31,339

Net income	43,866	1,408	764	-	46,038

Net income attributable to ordinary shareholders	44,448	1,408	764	-	46,620

	Quarter Ended June 30, 2024
		Share-based	Amortization of acquired	Net gain on	Non-GAAP
	GAAP Result	Compensation	intangible assets	disposals of subsidiaries	Result
Income from operations	34,490	1,590	828	(24,618)	12,290

Net income	43,000	1,590	828	(24,618)	20,800

Net income attributable to ordinary shareholders	43,022	1,590	828	(24,618)	20,822

	Quarter Ended September 30, 2023
		Share-based	Amortization of acquired	Net gain on	Non-GAAP
	GAAP Result	Compensation	intangible assets	disposals of subsidiaries	Result
Income from operations	31,700	5,557	828	-	38,085

Net income	39,071	5,557	828	-	45,456

Net income attributable to ordinary shareholders	39,403	5,557	828	-	45,788